GIFMS CAPITAL COMPANY, LLC AND SUBSIDIARIES

Statement of Financial Condition

December 31, 2025

(With Independent Auditors' Report Thereon)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **GIFMS Capital Company, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer   ☒ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

227 West Monroe Street
                            (No. and Street)

Chicago	**IL**	**60606**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lisa Gajewski	**312-977-4583**	lisa.gajewski@guggenheimpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
                            (Name – if individual, state last, first, and middle name)

Two Manhattan West 375 Ninth Avenue	**New York**	**NY**	**10001**
(Address)	(City)	(State)	(Zip Code)

10/20/2003		**185**
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lisa Gajewski, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GIFMS Capital Company, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GIFMS CAPITAL COMPANY, LLC AND SUBSIDIARIES
December 31, 2025

Table of Contents



KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

Independent Auditors' Report

The Members and Board of Managers
GIFMS Capital Company, LLC:

Report on the Audit of the Consolidated Financial Statement

Opinion

We have audited the consolidated statement of financial condition of GIFMS Capital Company, LLC (and its subsidiaries) (the Company) as of December 31, 2025, and the related notes (collectively, the consolidated financial statement).

In our opinion, the accompanying consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of the consolidated financial statement in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statement that is free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statement, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the consolidated financial statement is available to be issued.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statement

Our objectives are to obtain reasonable assurance about whether the consolidated financial statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statement.



In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statement.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

New York, New York
March 6, 2026

GIFMS CAPITAL COMPANY, LLC AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2025

(In Thousands)

Assets

Cash and cash equivalents	$	457,260
Receivable from clearing organization		5,687
Investments in loans and notes held at cost (current expected credit loss of $0)		1,843,628
Investments in loans and notes held at fair value		5,231,105
Investments in bonds		4,009,042
Investments pledged		105,145
Investments purchased under agreement to resell (current expected credit loss of $224)		15,912,350
Securities borrowed (current expected credit loss of $219)		4,689,849
Derivative assets, at fair value		331,860
Interest receivable		220,889
Other assets		185,158
Total assets	$	32,991,973

Liabilities and Members' Equity

Short-term debt	$	32,351,266
Derivative liabilities, at fair value		290,833
Interest payable and other liabilities		278,006
Total liabilities		32,920,105
GIFMS LLC members' equity		71,793
Noncontrolling interest		75
Total members' equity		71,868
Total liabilities and members' equity	$	32,991,973

See accompanying notes to statement of financial condition

(1)   Organization and Nature of Business

GIFMS Capital Company, LLC (GIFMS) was formed on June 15, 2017 as a Cayman Islands Limited Liability Company, and redomiciled to Delaware on April 12, 2024. GIFMS, together with its consolidated subsidiaries (collectively, the Company), acquires assets and engages in security-based swaps and other financing arrangements with counterparties, which are mainly global banks. Effective June 21, 2024, GIFMS conditionally registered as a security-based swap dealer with the U.S. Securities and Exchange Commission (SEC).

GIFMS is a majority owned subsidiary of The Liberty Hampshire Company, LLC (Liberty or the Parent), which owns 99.5% of the Company. Guggenheim Manager, Inc. owns the remaining 0.50% of the Company. Guggenheim Capital, LLC (Guggenheim) is the ultimate parent of GIFMS.

(2)   Summary of Significant Accounting Policies

(a)   Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

(b)   Use of Estimates

The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates and such differences could be material.

(c)   Consolidation

GIFMS consolidates entities under the voting interest model. The Company's consolidated financial statements include the accounts of GIFMS and its consolidated subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

(d)   Noncontrolling Interest

For entities that are consolidated, but not 100% owned, a portion of the income or loss and corresponding equity is allocated to owners other than GIFMS. The aggregate of the income or loss and corresponding equity that is not owned by the Company is included in noncontrolling interests in the consolidated financial statements. Noncontrolling interests primarily include membership interests in certain consolidated subsidiaries.

(e)   Shared Service Allocations

The Company has a management agreement with a related party, Guggenheim Treasury Services, LLC (GTS) where GTS pays for compensation, non-compensation, and allocated shared service expenses incurred by GIFMS. GIFMS has no legal obligation to pay GTS in relation to these expenses.

(f)   Cash and Cash Equivalents

Cash and cash equivalents represent cash held in banks or with brokers, and short-term, highly liquid investments with an original maturity of three months or less.

(g) *Foreign Currency*

In the normal course of business, the Company may enter into transactions not denominated in United States dollars.

(h) *Investments*

Investments consist primarily of loans, notes, bonds and other debt instruments. The Company elected the fair value option for certain investments in loans and notes held under total return swaps and market value swaps.

The Company accounts for other loans and notes at amortized cost, net of an allowance for current expected credit losses, on the consolidated statement of financial condition. For more information on credit losses, refer to note 2(r), *Credit Losses* and note 5, *Allowance for Credit Losses*.

(i) *Derivative Instruments*

The Company records derivative instruments at fair value. Changes in the fair value of derivative instruments are recorded as unrealized gains and losses. The Company generally records a realized gain or loss on the expiration, termination, or settlement of a derivative instrument.

(j) *Collateralized Financing Agreements*

The Company enters into reverse repurchase and securities borrowing agreements, which are accounted for as secured borrowing transactions in accordance with GAAP. Secured borrowing transactions are reported at contractual amounts plus accrued interest on the consolidated statement of financial condition.

(k) *Fair Value Option*

Accounting Standards Codification (ASC) Topic 825-10, *Financial Instruments* (ASC 825-10), provides companies with an irrevocable election to use fair value as the initial and subsequent accounting measurement attribute for certain financial assets and financial liabilities. The decision to elect the fair value option is determined on an instrument-by-instrument basis, must be applied to an entire instrument, and is irrevocable once elected. Assets and liabilities measured at fair value pursuant to ASC 825-10 are required to be reported separately from those instruments measured using another accounting method.

The Company elected the fair value option for certain loans and notes held under total return swaps and market value swaps. The fair value option was elected to better reflect the economic exposure of these instruments on the consolidated financial statements.

(l) *Fair Value Measurements*

In accordance with ASC Topic 820, *Fair Value Measurement* (ASC 820), the Company categorizes its financial instruments carried at fair value into a three-level fair value hierarchy based on the transparency of inputs used in the valuation of the asset or liability as of the measurement date. A financial instrument's categorization within the valuation hierarchy is determined by the lowest level of input that is significant to the fair value measurement. The assessment of significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I   Quoted prices are available in active markets for identical assets or liabilities as of the measurement date.

Level II   Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date, and fair value is generally determined through the use of models or other valuation methodologies. Level II inputs include prices for similar assets or liabilities in active markets, prices for similar or identical assets in markets that are not active, and inputs other than quoted prices that are observable (e.g., interest rates, yield curves, volatilities, prepayment spreads, etc.).

Level III   Pricing inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the investment. This category includes instruments that are valued based on quoted prices for similar instruments where significant unobservable adjustments or assumptions are required to reflect differences between the instruments. The inputs into the determination of fair value require significant management judgment or estimation.

When there has been a significant decrease in the volume and level of activity for an asset or liability and regardless of the valuation technique used, the Company adheres to the objective of a fair value measurement, that the fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (i.e., not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.

(m) *Short-Term Debt*

The short-term debt is carried at amortized cost. Interest on short term debt is accrued in accordance with contractual rates and expensed in the period incurred.

(n) *Offsetting Assets and Liabilities*

Derivative assets, liabilities, and collateralized financing agreements may be offset by the counterparty when the Company believes netting requirements set forth in ASC Topic 815, *Derivatives and Hedging* (ASC 815) are met. The Company has elected not to offset derivative or collateralized financing amounts on the consolidated statement of financial condition.

(o) *Related Parties*

Related parties include (i) the Parent, (ii) entities under common control with the Parent, and (iii) other affiliated entities of Guggenheim. It is possible that the terms of transactions between related parties could differ from those that would result from transactions among unrelated parties.

(p) *Income Taxes*

The Company is organized as a Delaware limited liability company for U.S. income tax purposes. Each shareholder is individually responsible for reporting income or loss based upon such shareholder's respective share of the Company's income and expenses for income tax purposes. The Company has no state filing requirements. Accordingly, there is no provision for US federal income

taxes, state taxes, or Cayman Islands taxes included in the consolidated financial statements for the period ending December 31, 2025.

ASC Topic 740-10, *Income Taxes* (ASC 740), provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the consolidated financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority based on technical merits of the position. Tax benefit should not be recognized for tax positions that do not meet the more likely than not threshold. Those tax positions that meet the more likely than not threshold are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement with the taxing authority.

The Company has not identified any uncertain tax positions that are material to the consolidated financial statements as of December 31, 2025. As of December 31, 2025, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns. The Company has not recorded any penalties and /or interest related to uncertain tax positions.

(q) *Credit Losses*

The Company measures the allowance for credit losses in accordance with ASC Topic 326, *Financial Instruments - Credit Losses* (ASC 326). ASC 326 establishes a single allowance framework for financial assets measured at amortized cost and certain off-balance sheet credit exposures. The guidance requires entities to recognize their estimate of lifetime expected credit losses based on reasonable and supportable forecasts, current conditions, and historical experience. The guidance in ASC 326 does not apply to loans and receivables between entities under common control.

The Company has elected to present accrued interest receivable separately on the consolidated statement of financial condition. It has also elected the practical expedient to exclude the accrued interest receivable from the amortized cost balance used to calculate the allowance for expected credit losses, as it has a policy to write off such balances in a timely manner. Any write-off of accrued interest is recorded through a reversal of interest income on the consolidated statement of operations. Additionally, the Company applied a practical expedient and excluded the accrued interest receivable balance from certain ASC 326 disclosures outlined in note 5, *Allowance for Credit Losses*.

(r) *Recent Accounting Developments*

In December 2023, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2023-09, Improvements to Income Tax Disclosures (ASU 2023-09), which enhanced the transparency and decision usefulness of income tax disclosures. The Company adopted ASU 2023-09 for the annual period ending December 31, 2025. The adoption did not have a material impact on the Company's financial statements.

(3)   Fair Value Option

The following table summarizes the financial instruments for which the fair value option has been elected and the realized and unrealized gains and losses earned from those instruments as of December 31, 2025 (in thousands):

| | | | | Year-to-date gains / (losses) | |
| | | Unrealized | | | |
Assets:	Principal	Gain / (Loss)	Fair Value	Realized	Unrealized
Loans and notes held at fair value $	5,248,915	(17,810)	5,231,105	10,523	(19,320)

(4)   Fair Value Measurements

The Company has established valuation policies and procedures for its fair value measurement of financial instruments. Financial instruments for which market prices are readily available are valued using such market prices. Assets and liabilities that are not publicly traded or for which market prices are not readily available are valued at fair value as determined in good faith by the Company. Such determination of fair value involves subjective judgments and estimates. Where observable inputs are not available, the policies and procedures are designed to ensure that the valuation approach utilized is applicable, reasonable and consistently applied. Consistent with best practices, recently executed comparable transactions and other observable market data are used for the purposes of validating both the model and the assumptions used to calculate fair value.

The US GAAP fair value leveling hierarchy is designated and monitored on an ongoing basis. In determining the designation, the Company takes into consideration a number of factors including the observability of inputs, liquidity of the investment and the significance of a particular input to the fair value measurement. Designations, models, pricing vendors, third party valuation providers and inputs used to derive fair market value are subject to review by the valuation team and Company management. The Company reviews its valuation policy guidelines on an ongoing basis and may adjust them in light of improved valuation metrics and models, the availability of reliable inputs and information, and prevailing market conditions.

The Company's level I assets include U.S. Treasury securities. U.S. Treasury securities are measured at fair value using quoted prices for identical securities in active dealer markets.

The Company's level II assets include total return swap derivative contracts with equities as underlying reference assets. The equities are valued at exchange quoted prices and the total return cash flows are valued at observable short-term rates.

The Company's level III assets include various types of fixed income securities. The material unobservable assumptions used to model the valuations of these level III assets are indicated in the table below.

The Company's level III derivative assets and liabilities relate to total return swaps, forwards and market value swaps. The derivative contracts are privately negotiated over-the-counter (OTC) contracts with significant inputs that cannot be corroborated by readily available or observable market data, and as such are classified as level III.

Due to the inherent uncertainty in determining the fair value of financial instruments that do not have a readily available market price, the values of the Company's consolidated assets and liabilities may

differ from the values that would have been used had a readily available market price existed for such assets and liabilities, and such differences could be material.

The following tables summarize the Company's financial instruments carried at fair value on a recurring basis as of December 31, 2025 (in thousands):

		For Year Ending December 31, 2025			
Assets		**Level 1**	**Level 2**	**Level 3**	**Total**
Investments pledged	$	105,145	-	-	105,145
Loans and notes		-	-	5,231,105	5,231,105
Fixed Income Securities		-	-	4,009,042	4,009,042
Derivatives		-	146,857	185,003	331,860
Total Assets		105,145	146,857	9,425,150	9,677,152

Liabilities	**Level 1**	**Level 2**	**Level 3**	**Total**
Derivatives	-	(146,147)	(144,686)	(290,833)
Total Liabilities	-	(146,147)	(144,686)	(290,833)

The following table presents changes in financial instruments classified in Level III of the fair value hierarchy for the year ended December 31, 2025, attributable to the following (in thousands):

Assets		**Beginning Balance 12/31/2024**	**Purchase**	**Sale**	**Settlement**	**Realized gain/(loss)**	**Unrealized gain/(loss)**	**Ending Balance 12/31/2025**
Loans and Notes	$	4,414,908	3,722,246	(2,897,252)	-	10,523	(19,320)	5,231,105
Fixed Income Securities		3,957,469	2,844,358	(2,755,397)	-	8,035	(45,423)	4,009,042
Derivatives		47,442	185,003	-	-	-	(47,442)	185,003
Total Assets		8,419,819	6,751,607	(5,652,649)	-	18,558	(112,185)	9,425,150

Liabilities	**Beginning Balance 12/31/2024**	**Purchase**	**Sale**	**Settlement**	**Realized Gain/(Loss)**	**Unrealized Gain/(Loss)**	**Ending Balance 12/31/2025**
Derivatives	(26,473)	-	(144,686)	18,558	(18,558)	26,473	(144,686)
Total Liabilities	(26,473)	-	(144,686)	18,558	(18,558)	26,473	(144,686)

Changes in the observability of inputs may result in the reclassification or transfer into or out of Level III of the fair value hierarchy. There were no transfers of assets or liabilities between Level II and Level III during the year ended December 31, 2025.

The following table summarizes the valuation techniques and quantitative inputs and assumptions used for financial instruments categorized in Level III of the fair value hierarchy as of December 31, 2025:

Level 3 Measurements of the Company	Valuation Method	Valuation Technique(s)	Significant Unobservable Inputs	Range
Assets				
Loans and Notes	$ 5,231,105	Discounted Cash Flow	Discount rate	3% to 68%
Fixed Income Securities	4,009,042	Discounted Cash Flow	Discount rate	3% to 68%
Derivatives	185,003	Internal pricing model	Underlying price	18% to 104%
Total Assets	9,425,150			

Level 3 Measurements of the Company	Valuation Method	Valuation Technique(s)	Significant Unobservable Inputs	Range
Liabilities				
Derivatives	(144,686)	Internal pricing model	Underlying price	18% to 104%
Total Liabilities	(144,686)			

Financial Assets and Liabilities Not Measured at Fair Value

The fair values of other financial assets and liabilities carried at cost (consisting primarily of loans and notes, reverse repurchase agreements, securities borrowed, commercial paper, and short-term debt) are considered to approximate fair value because they have limited counterparty credit risk and are short-term, repayable on demand, or bear interest at market rates. These assets and liabilities are classified as Level 2. All other financial assets and liabilities carried at cost (cash and cash equivalents, receivables from clearing organization, interest receivables and payables, and other assets and liabilities) are categorized as Level 1.

(5) Allowance for Credit Losses

The Company records the estimate of expected credit losses as an allowance for credit losses based on relevant information about past events and historical losses, current conditions, and reasonable and supportable forecasts. The Company calculates the expected credit losses using probabilities of default and loss given default, which are derived from current and historical market information.

For certain collateralized financing transactions, the Company applies the practical expedient based on collateral maintenance provisions as described in ASC 326 when estimating an allowance for credit losses for receivables that relate to reverse repurchase and securities borrowed agreements. If the fair value of the collateral held is equal to or exceeds the amortized cost of the loaned amount and the borrower is expected to continue to replenish the collateral as needed, the Company generally does not recognize an allowance. If the fair value of collateral is less than amortized cost secured by the collateral and the borrower is not expected to continue to replenish the collateral as needed, the Company estimates an allowance for credit losses. For the period ending December 31, 2025, the Company's reserve for expected credit losses is $0.4 million.

(6) **Collateralized Financing Arrangements**

To invest its cash and provide financing to counterparties, the Company may enter into reverse repurchase agreements with highly rated counterparties or agreements that are guaranteed by highly rated counterparties. The Company enters into transactions whereby it purchases financial instruments for a finite period of time, and simultaneously agrees to sell them back to the counterparty at the end of such finite period. The repurchase price paid by the counterparty is slightly greater than the original purchase price paid by the Company.

For certain reverse repurchase transactions, the Company either directly or through third-party asset custodians has the ability to monitor the market value of financial instruments purchased under reverse repurchase agreements. Under the terms of the reverse repurchase agreement, the counterparty is required to provide additional financial assets if there is a market value shortfall. As of December 31, 2025, the Company had $15.9 billion of receivables under reverse repurchase agreements, with maturity dates ranging from January 2026 to October 2026.

Pursuant to securities borrowed agreements, the Company borrows securities from counterparties in exchange for cash or other assets. Similar to reverse repurchase transactions, these transactions have a finite maturity. Upon the maturity of the transaction, the borrower returns securities, and the lender returns cash or other collateral. All counterparties to securities lending arrangements are highly rated financial institutions. As of December 31, 2025, the Company had a $4.7 billion receivable under securities lending agreements, with maturity dates from January 2026 through June 2026.

In connection with its reverse repurchase and securities borrowed agreements, the Company monitors the creditworthiness of its counterparties in assessing the collectability of amounts due under these agreements. As of December 31, 2025, the Company did not note any evidence of collectability issues based on its monitoring of counterparty creditworthiness using its evaluation methodologies.

(7) **Derivative Instruments**

The Company utilizes interest rate swaps and forward rate contracts to reduce or eliminate interest rate and foreign currency exchange rate exposure on its portfolio of loans and purchased interests in assets and debt issued. Additionally, the Company utilizes total return swaps, forwards and market value swaps to provide liquidity support for certain portions of its short-term debt issuance.

The Company's derivative activities and exposure to derivative instruments are subject to the following primary underlying risks: foreign currency exchange rate, interest rate, credit and liquidity. Given the short-dated nature of the Company's derivative transactions with typical maturities of less than six months, and the high credit quality of the financial institutions the Company faces on its transactions, the Company believes no significant counterparty credit risk exists on its derivative instruments. Derivative instruments are valued at fair value and are accounted for by the Company as either assets or liabilities.

The following table depicts the notional and fair values of derivative instruments by primary underlying risk for the year ending December 31, 2025 (in thousands):

Primary Underlying Risk		Long Exposure Notional amounts	Short Exposure Notional amounts
Fixed income	$	1,502,632	9,164,619
Equities		3,050,966	3,050,966
Total		4,553,598	12,215,585

Primary Underlying Risk		Fair Value	
		Derivative Asset	Derivative Liability
Fixed income	$	185,003	144,686
Equities		146,857	146,147
Total		331,860	290,833

(8) Offsetting of Assets and Liabilities

The Company is required to disclose the impact of offsetting assets and liabilities presented on the consolidated statement of financial condition to enable users of the consolidated financial statements to evaluate the effect or potential effect of netting arrangements on its financial positions for recognized assets and liabilities.

These recognized assets and liabilities are financial instruments and derivative instruments that are either subject to an enforceable master netting arrangement or similar agreement or meet the following right of offset criteria: Each of the two parties owes the other determinable amounts, the Company has the right to offset the amounts owed to the counterparty with the amounts owed by the counterparty, the Company intends to offset, and the Company's right of offset is enforceable at law.

As of December 31, 2025, certain derivative instruments and collateralized financing agreements are subject to a master netting arrangement and are eligible for offset on the consolidated statement of financial condition. However, the Company has elected not to offset financial assets and liabilities or derivative instruments on the consolidated statement of financial condition.

The following tables present the offsetting of recognized assets presented on the consolidated statement of financial condition as of December 31, 2025 (in thousands):

		Gross amounts of recognized assets	Gross amounts offset in the consolidated statement of financial condition	Net amounts of liabilities presented in the consolidated statement of financial	Gross amounts not offset in the consolidated statement of financial condition		
					Financial instruments pledged [(a)]	Cash Collateral pledged [(a)]	Net amount
Collateralized financing agreements:							
Reverse repo	$	15,912,350	-	15,912,350	11,097,154	-	4,815,196
Receivables from securities borrowed agreements		4,689,849	-	4,689,849	134,855	-	4,554,994

(a) These amounts are limited to the asset balance and, accordingly, do not include any excess collateral received

| | | Gross amounts offset in the consolidated statement of financial condition | Net amounts of liabilities presented in the consolidated statement of financial | Gross amounts not offset in the consolidated statement of financial condition | | |
	Gross amounts of recognized assets			Financial instruments pledged (a)	Cash Collateral pledged (a)	Net amount
Derivative instruments:						
Total return swap assets	$ 331,860	-	331,860	330,924	-	936
Total return swap liabilities	290,833	-	290,833	286,313	-	4,520

(a) These amounts are limited to the liability balance and, accordingly, do not include any excess collateral pledged

(9) Short-Term Debt

The Company enters into short-term debt arrangements to fund its investments. The following table summarizes the Company's borrowings as of December 31, 2025 (in thousands):

	Borrowing outstanding	Interest expense
Short-term debt payable to related parties	$ 32,335,516	1,409,473
Short-term debt payable to unaffiliated institutions	15,750	142
Total short-term debt	$ 32,351,266	1,409,615

All short-term debt is carried at amortized cost on the consolidated statement of financial condition. As of December 31, 2025, the Company had $190.6 million in interest payable outstanding due to related parties. The weighted average funding rate for related party was 4.18% and non-related party debt was 1.70%. The Company repays its outstanding short-term debt obligations from collections on investments, all of which mature in 2026.

(10) Segments

The Company operates as one business, the Institutional Finance business, providing short term financing to customers to assist them in managing liquidity. All of the Company's activities are directly attributable and allocated to the institutional finance operating segment. As such, the Company operates through one operating and reportable segment. The Company utilizes a consolidated approach to assess performance and allocate resources.

The accounting policies applied to the institutional finance segment are the same as those described in the summary of significant accounting policies. The Company has identified the head of Guggenheim's Institutional Finance business as the chief operating decision maker (CODM). Consolidated net income serves as a key determinant of the Company's economic return and is used by the CODM to evaluate segment results and allocate resources. Total consolidated assets reported on the consolidated statement of financial condition represents the measure of segment assets.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions about maintaining capital adequacy, such as reinvesting profits or paying dividends.

(11) Commitments and Contingencies

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known as any such exposure would be based on future claims against the Company. In accordance with ASC Topic 450, *Loss Contingencies* (ASC 450), the Company recognizes liabilities for contingencies when there is an exposure that, when analyzed, indicates it is both probable that a liability will be incurred, and the amount can be reasonably estimated. There have been no claims that the Company is aware of relating to any general or specific indemnifications provided by the Company.

The Company may be subject to legal and regulatory proceedings and examinations that are generally incidental to the Company's ongoing operations. The Company recognizes liabilities for contingencies when there is an exposure that, when analyzed, indicates it is both probable that a liability will be incurred, and the amount can be reasonably estimated. As of December 31, 2025, no liabilities have been recognized related to potential loss contingencies.

(12) Related-Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies as part of its business. On December 31, 2025, the Consolidated Statement of Financial Condition included the following balances with affiliates (in thousands):

Assets

Cash and cash equivalents	$	349,815
Loans and notes		4,727,689
Derivative assets at fair value		86,742
Interest receivable		15,631
Other assets		73

Liabilities

Short-term debt	$	32,335,516
Derivative liabilities at fair value		130,585
Interest payable		190,641
Due to affiliate		36,581

Cash and cash equivalents: The Company invested in short-term commercial paper issued by related party. At December 31, 2025, GIFMS had $349.8 million in commercial paper investments.

Loans: The Company makes short-term loans to several related parties. GIFMS selects the interest periods and charges interest at rates equal to its cost of funds. At December 31, 2025, GIFMS had $4.7 billion in loans receivable from such related parties and $15.6 million in related interest receivables from those loans.

Short-Term Debt: The Company finances its business with short-term loans from several affiliated issuers at prevailing commercial paper rates. At December 31, 2025, GIFMS had $32.3 billion in

notes receivable from such related parties and $190.6 million in related interest payables from those loans.

Derivative Assets and Liabilities: The Company enters into total return swap and market value swap transactions with related parties to facilitate transactions for counterparties. At December 31, 2025, GIFMS had $86.7 million in derivatives assets and $130.6 million in related derivatives payables with related parties.

Due to affiliate: The Company has a $36.6 million due to an affiliated party as of December 31, 2025.

It is possible that the terms of transactions between related parties may differ from those that would result from transactions with unrelated parties.

(13) Risks and Uncertainties

The following is a summary of certain risk factors affecting the Company and is not intended to be a comprehensive list of all risks inherent to the Company's operations:

(a) Credit Risk

Credit risk arises from potential non-performance by counterparties. The Company has established policies and procedures to manage its exposure to credit risk. The Company maintains a credit approval process to limit exposure to counterparty risk and employs monitoring to control the counterparty risk for its business.

Furthermore, the Company receives collateral from certain counterparties and for certain transactions. Where appropriate, the Company monitors required margin levels and requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company maintains cash balances with financial institutions, which may exceed the maximum amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced and does not expect any loss from such accounts.

(b) Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument. The Company's exposure to market risk is determined by a number of factors, including size, duration, composition and diversification of positions held, the absolute and relative level of interest rates and foreign currency exchange rates, as well as market volatility and liquidity. The Company manages market risk by setting and monitoring adherence to risk limits, including hedging, aging, notional and concentration limits.

(c) Foreign Currency Risk

The Company is exposed to risks associated with changes in foreign exchange rates. The remeasurement of the Company's foreign currency denominated financial assets and liabilities fluctuate with changes in foreign currency rates. The Company monitors the net exposure in foreign currencies on a daily basis and hedges its exposure as deemed appropriate.

(14) Regulatory Requirements

(a) Net Capital Rule

As a registered security-based swap dealer, the Company is subject to the net capital requirements under Securities Exchange Act of 1934 Rule 18a-1 (SEA Rule 240.18a-1). The Company is required to maintain a minimum net capital equal to the greater of $20.0 million or two percent of the risk margin amount (as defined in SEA Rule 240.18a-1) at all times. These regulations also prohibit a security-based swap dealer from paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 120% of its required minimum net capital. Moreover, security-based swap dealers are required to notify the SEC prior to paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would exceed 30% of its excess net capital (total net capital less the required minimum net capital amount). As of December 31, 2025, the Company had net capital of $55.6 million, which was $30.0 million in excess of its required net capital of $25.6 million.

(b) Customer Segregation

The Company must also comply with the customer protection rules under Securities Exchange Act of 1934 Rule 18a-4 (SEA Rule 240.18a-4), which requires a computation of reserve requirements and segregation of customer assets. The Company claims exemption under section (f) of SEA Rule 240.18a-4 on the basis that the Company does not (i) effect transactions in cleared security-based swaps for or on behalf of another person, (ii) have any open transactions in cleared security-based swaps executed for or on behalf of another person, or (iii) hold or control any money, securities, or other property to margin, guarantee, or secure a cleared security-based swap transaction executed for or on behalf of another person, and the Company complies with the notice requirements of such section.

(15) Reconciliation of Assets and Liabilities to Form X-17A-5

The accompanying consolidated statement of financial condition as of December 31, 2025, is prepared in accordance with accounting principles generally accepted in the United States of America and differs from the accounting prescribed by the SEC's general instructions to Form X-17A-5 under which certain subsidiaries may not be consolidated.

GIFMS CAPITAL COMPANY, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2025
(In Thousands)

A reconciliation of amounts reported herein by the Company to amounts reported by the Company on the unaudited Form X-17A-5 Part II filed with the SEC is as follows (in thousands):

		Part II Form X-17A-5	Subsidiaries Consolidated	Adjustments/ Eliminations	Consolidated Statement of Financial Condition
Assets					
Cash	$	54,218	53,227	349,815	457,260
Receivable from clearing organization		-	11,374	(5,687)	5,687
Investments [(1)]		105,145	33,194,054	(1,508,080)	31,791,119
Derivative assets, at fair value		380,028	114,533	(162,701)	331,860
Investment in subsidiary		16,228	-	(16,228)	-
Interest receivable		-	230,982	(10,093)	220,889
Other assets		842	184,005	311	185,158
Total Assets		556,461	33,788,175	(1,352,663)	32,991,973
Liabilities					
Short-term debt from related party	$	-	33,411,426	(1,060,160)	32,351,266
Derivative liabilities, at fair value		378,924	74,610	(162,701)	290,833
Interest payable and other liabilities		105,744	287,140	(114,878)	278,006
Total Liabilities		484,668	33,773,176	(1,337,739)	32,920,105
Member's Capital		71,793	14,999	(14,924)	71,868
Total Liabilities and Capital		556,461	33,788,175	(1,352,663)	32,991,973

[(1)] Investments include loans and notes, bonds, investments purchased under agreements to resell, securities borrowed, commercial paper, and investments pledged

(16) Subsequent Events

Management has evaluated subsequent events for the Company through March 6, 2026, the date the consolidated financial statements were available to be issued and has concluded that there are no events that require recognition or disclosure in the consolidated financial statements.